

June 16, 2022

Chong Kuang Lee
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

> **Re: Greenpro Capital Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 29, 2022**
> **Form 8-K Item 4.02**
> **Filed May 6, 2022**
> **File No. 001-38308**

Dear Mr. Lee :

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 59

1. On the date of filing, March 29, 2022, you disclose management had concluded that both your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2021. However, as disclosed in your Item 4.02 Form 8-K, management had determined that on March 25, 2022, the financial statements for the periods ended March 31, 2021, June 30, 2021 and September 30, 2021 included in your quarterly reports on Form 10-Q should no longer be relied upon because of an error in the financial statements, requiring you to restate those financial statements. In light of the accounting error and non-reliance on previously issued financial statements, please tell us what consideration your certifying officers have given to the conclusions indicating that

you had effective internal control over financial reporting at December 31, 2021 and effective disclosure controls and procedures as of March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods that were restated, you should amend and disclose this determination. Otherwise, please explain to us why the discovery of the error did not affect your conclusions regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology